Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of December, 2017

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                     Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                   No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                   No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.       Market Announcement

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001-39

NIRE 35.300.109.724

MARKET ANNOUNCEMENT

São Paulo, December 14, 2017 – Ultrapar Participações S.A. (“Ultrapar”) announces its investment plan for 2018, approved by its Board of Directors.

Ultrapar’s investment plan for 2018 amounts to R$ 2,676 million, which reinforces the continuity of good opportunities of organic growth and productivity gains, as well as modernization of existing operations. Such amount does not include any acquisitions or investments in the operations of Liquigás, whose transaction was announced on November 17, 2016, and is currently under analysis by the Brazilian antitrust authority.

Organic investment plan¹ (R$ million)	2018
Ipiranga	1,545
Oxiteno	343
Ultragaz	284
Ultracargo	247
Extrafarma	232
Others	26
Total	2,676

                                                                                1 Net of disposals, excluding acquisitions

At Ipiranga, the investment approved amounts to R$ 1,545 million, approximately 50% of which to accelerate the pace of expansion of its distribution network through the addition of service stations and of am/pm and Jet Oil franchises to its network, and by adding clients to the corporate segment. The remaining 50% are destined to the expansion of its logistics infrastructure to support growth and enhance productivity, and to the maintenance and modernization of its activities, mainly in the renewal of contracts with clients and IT systems to support its operations.

Oxiteno’s investment plan will be deployed in the maintenance and modernization of its plants for increased productivity, as well as information systems and includes US$ 34 million to be invested in the conclusion of the construction of the new ethoxylation unit at its Texas (USA) site, which shall be concluded in the first half of 2018. The capacity of the new plant will be 120,000 tons per year.

At Ultragaz, the investment plan includes R$ 190 million to be invested in modernization and maintenance of its operations, as well as in IT with focus on new systems to support the quality and growth of its operations, and R$ 94 million destined to the business expansion through the addition of new clients in the bottled and bulk segment.

Ultracargo will invest R$ 115 million in the expansion of Itaqui and Suape terminals, which shall be concluded by 2019 and 2020 respectively, and in the continuous improvement in safety and maintenance of the infrastructure of its terminals.

At Extrafarma, we plan to invest mainly in the opening of stores and its associated logistics infrastructure, concentrated in the north and northeast regions and in the state of São Paulo, and in IT.

The plan also includes the continued modernization of our IT platform in all businesses to serve even better our customers, to improve logistics efficiency, to develop new ways of selling and to expand relationships with our resellers and partners.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2017

ULTRAPAR HOLDINGS INC.

By: /s/ Andre Pires de Oliveira Dias____________________________________

Name: Andre Pires de Oliveira Dias

Title: Chief Financial and Investor Relations Officer

(Market Announcement)